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                                 UNITED STATES                                      OMB Number:       3235-0058
                      SECURITIES AND EXCHANGE COMMISSION                            Expires:   January 31, 2002
                            Washington, D.C. 20549                                  Estimated average burden
                              ------------------                                    hours per response...  2.50

                                 FORM 12b-25                                             SEC FILE NUMBER
                                                                                            00019386
                         NOTIFICATION OF LATE FILING
                                                                                           CUSIP NUMBER
                                                                                             [FISCHER]
(Check One):      Form 10-K         Form 20-F          Form 11-K         Form 10-Q          Form N-SAR

                  For Period Ended:    December 31, 1999
                                   ------------------------
                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________________________________________

                  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

  Fischer Imaging Corporation
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Full Name of Registrant

  n/a
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Former Name if Applicable

  12300 North Grant Street
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Address of Principal Executive Office (Street and Number)

  Denver, Colorado 80241
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.


                      PAEFinancial Printing Group(Attach Extra Sheets if Needed)
                                                                 SEC 1344 (2/99)
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    The Company will not be able to file Form 10-K within the prescribed time period for two reasons. The first is that the Company is in the process of obtaining a new line of credit facility. The legal documentation has begun but will not be completed before the due date. The Company would like to include language on the new line of credit facility on the Form 10-K to be able to fully disclose the new situation to potential investors. The second reason is that the Company is still evaluating the impact of Staff Accounting Bulletin No. 101. The estimated future impact of this new pronouncement needs to be disclosed on Form 10-K. At this time, the Company is not able to fully estimate the impact of this new pronouncement.


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PART IV -- OTHER INFORMATION
(1)  Name and telephone number of person to contact in regard to this notification
Scott Vanek                                                 (303)                      450-4384
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                  (Name)                                  (Area Code)             (Telephone Number)

(2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                                       [X]  Yes  [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will  be reflected by the
     earnings statements to be included in the subject report or portion thereof?   [ ]  Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                          Fischer Imaging Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 31, 2000                     By   /s/   Louis E. Rivelli
    ---------------------------------       ----------------------------------

                                   ATTENTION
  Intentional misstatements or omissions of  fact constitute Federal Criminal
                      Violations (See 18 U.S. Code 1001).



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